UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

LGI Homes, Inc.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

50187T 106

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 50187T 106	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Thomas E. Lipar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,650 (1)
	6	SHARED VOTING POWER 678,396 (2)
	7	SOLE DISPOSITIVE POWER 1,250,650 (1)
	8	SHARED DISPOSITIVE POWER 678,396 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,046
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported includes 1,250,000 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of such shares through his ownership interests in the partnership’s sole general partner and its limited partners.
(2)	The amount reported includes 678,396 shares attributable to limited partnership interests owned by Mr. Lipar in EDSS Holdings, LP, whose general partner is an entity wholly-owned by his son, Eric Lipar. Mr. Lipar may be deemed to be a beneficial owner of such shares through his right to acquire such shares within 60 days. This amendment is being filed to include these shares, which were excluded in Mr. Lipar’s previous reports. In addition, Mr. Lipar previously reported as beneficially owned 150,000 aggregate shares owned by three separate irrevocable gift trusts established for the benefit of Mr. Lipar’s children due to his right as settler of such trusts to reacquire such shares through a right of substitution. Mr. Lipar released his right of substitution with respect to such shares, and he should no longer be considered a beneficial owner of such shares.
(3)	All shares of common stock beneficially owned by Mr. Lipar represent 9.5% of the outstanding shares of common stock of the Issuer based on 20,270,389 shares outstanding as of March 7, 2016 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2016.

CUSIP No. 50187T 106	Schedule 13G	Page 3 of 6 Pages

Explanatory Note: The purpose of this amendment is to correct the number of shares reported as beneficially owned by the reporting person by including certain shares that were excluded in the reporting person’s previous reports.

Item 1(a).	Name of Issuer:

LGI Homes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

Item 2(a).	Name of Person Filing:

Thomas E. Lipar.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

15257 Runnymede Street, Conroe, Texas 77384

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 per share.

Item 2(e).	CUSIP Number:

50187T 106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 50187T 106	Schedule 13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                        .

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,929,046

(b)	Percent of class: 9.5% (1)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,250,650 (2)

(ii) Shared power to vote or direct the vote: 678,396 (3)

(iii) Sole power to dispose or to direct the disposition of: 1,250,650 (2)

(iv) Shared power to dispose or to direct the disposition of: 678,396 (3)

(1)	All shares of common stock beneficially owned by Mr. Lipar represent 9.5% of the outstanding shares of common stock of the Issuer based on 20,270,389 shares outstanding as of March 7, 2016 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2016.
(2)	The amount reported includes 1,250,000 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of such shares through his ownership interests in the partnership’s sole general partner and its limited partners.
(3)	The amount reported includes 678,396 shares attributable to limited partnership interests owned by Mr. Lipar in EDSS Holdings, LP, whose general partner is an entity wholly-owned by his son, Eric Lipar. Mr. Lipar may be deemed to be a beneficial owner of such shares through his right to acquire such shares within 60 days. This amendment is being filed to include these shares, which were excluded in Mr. Lipar’s previous reports. In addition, Mr. Lipar previously reported as beneficially owned 150,000 aggregate shares owned by three separate irrevocable gift trusts established for the benefit of Mr. Lipar’s children due to his right as settler of such trusts to reacquire such shares through a right of substitution. Mr. Lipar released his right of substitution with respect to such shares, and he should no longer be considered a beneficial owner of such shares.

CUSIP No. 50187T 106	Schedule 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 50187T 106	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2016

/s/ Thomas E. Lipar
Thomas E. Lipar, in his individual capacity